Exhibit 99.1

Galmed Pharmaceuticals Announces that it has Raised Approximately
$5.0 Million to Date Under its ATM Program

TEL AVIV, Israel, September 29, 2016 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of liver diseases, announced today that, to date, it has raised approximately $5.0 million under the Company’s At-The-Market financing executed by Cantor Fitzgerald (the “ATM”). In total, to date the Company has issued 933,160 ordinary shares under the ATM at an average sale price of $5.11 per share.

This news release does not and shall not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The ordinary shares are being sold pursuant to an effective Registration Statement on Form F-3, filed with the Securities and Exchange Commission on March 31, 2015. Copies of the final prospectus supplement and the accompanying prospectus relating to these securities may be obtained by contacting Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, New York, New York 10022, telephone: 212-829-7122.

About Nonalcoholic Fatty Liver Disease and Nonalcoholic Steatohepatitis:

Nonalcoholic fatty liver disease (NAFLD) is the most common cause of chronic liver disease in the United States and it affects almost 30% of adults in Western countries. With climbing obesity rates and more sedentary patient populations, the prevalence of NAFLD is increasing worldwide and is becoming the predominant cause of chronic liver disease in parts of the world. NAFLD represents a spectrum of diseases ranging from simple excess liver fat, or steatosis, to nonalcoholic steatohepatitis (NASH). NASH is the progressive form of fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis. Long-term risks of NASH include cardiovascular disease, cirrhosis, hepatocellular carcinoma and end stage liver disease requiring liver transplantation.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, Aramchol™, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol™ in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include risks and uncertainties associated with the initiation, timing, progress and results of the Company’s research, preclinical studies and clinical trials as well as risks and uncertainties identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 22, 2016, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605